Dogness (International) Corporation Announces Second Half and Full Fiscal Year 2018 Financial Results

DONGGUAN, China, October 30, 2018 (GLOBE NEWSWIRE) -- Dogness (International) Corporation (NASDAQ: DOGZ) (“Dogness” or the “Company”), a leading developer and manufacturer of pet products, including leashes, accessories, and collars and harnesses that incorporate smart technology in China, today announced its unaudited second half and audited full fiscal year 2018 financial results ended June 30, 2018.

Audited Fiscal Year 2018 Financial Highlights (compared to prior year period)

•

Revenues increased 42.3% to $30.1 million from $21.2 million.

•

Gross profit increased 45.6% to $12.1 million from $8.3 million. Gross margin increased to 40.3% from 39.4%.

•

Income from operations increased 2.6% to $6.0 million from $5.8 million. Operating margin decreased to 19.8% from 27.4%.

•

Net income decreased 6.5% to $4.6 million from $4.9 million. Fully diluted net income per share decreased to $0.22 from $0.33.

Unaudited Fiscal Year 2018 Second Half Financial Highlights (compared to prior year period)

•

Revenues increased 25.1% to $15.3 million from $12.2 million.

•

Gross profit increased 22.8% to $6.1 million from $5.0 million. Gross margin decreased slightly to 40.0% from 40.7%.

•

Income from operations decreased 38.6% to $2.2 million from $3.6 million. Operating margin decreased to 14.6% from 29.7%.

•

Net income decreased 43.5% to $1.7 million from $3.1 million. Fully diluted net income per share decreased to $0.09 from $0.18.

Mr. Aaron (Si Long) Chen, Chairman and Chief Executive Officer of Dogness, commented, “Our first fiscal year as a public company saw significant increases in our top line and gross profit margin. Our existing product sales continued to perform strongly, and pet collars and pet leashes remained the top revenue drivers. In addition, we were excited to launch our Dogness Smart iPet Robot, Dogness Mini Treat Robot, Dogness Smart CAM Feeder, Dogness Smart Fountain, and Dogness Smart CAM Treater, expanding our smart pet ecosystem beyond that of our Smart Collar C2 and Smart Harness H2. Although we only introduced our new smart products in spring and summer 2018, we have already started to record sales of our smart collar, smart feeder, smart fountain, and smart treater.”

“In addition,” Mr. Chen continued, “we updated our retractable pet leash, reinforcing our commitment to our existing products, and launched the Dogness shampoo line in China’s domestic market, enhancing the Dogness brand. We also acquired a new plant facility in China and an office facility in Plano, Texas. These investments had a significant short-term impact on our bottom line, but they are necessary foundational investments to make for the long-term as we become a world-class global pet tech company.”

“In fiscal 2019, we look forward to continuing to drive the growth of our smart pet ecosystem, to cultivate our brand recognition, and to strengthen our global position as a leader of the pet tech industry. We will keep growing our four product areas of smart products, hygiene products, health and wellness products, and leash products as we simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. We look forward to the market’s growing recognition of our new smart products and continued support of our traditional products and believe that these commitments will enable us to grow sustainable value for our shareholders,” concluded Mr. Chen.

Unaudited Six Month Financial Results and Audited Full Year Results for the Period Ended June 30, 2018

Revenues

Revenues increased 42.3% to $30.1 million for full year fiscal 2018 from $21.2 million in full year fiscal 2017. The increase was primarily attributable to growth in the pet harness, pet collar, and pet leash product categories.

Revenues in the second half of fiscal year 2018 increased 25.1% to $15.3 million from $12.2 million in the same period of 2017. The increase was primarily attributable to growth in the pet harness, pet collar, and retractable dog leash product categories.

Sales from pet collars and pet leashes accounted for 35.5% and 23.6% of total revenues during fiscal 2018, respectively, compared to 35.6% and 25.0% during fiscal 2017, respectively. Pet collars and pet leashes continued to account for the greatest percentage of total sales at 33.9% and 24.7% of total revenues during the second half of fiscal 2018, respectively, compared to 32.5% and 27.3% of total revenues, respectively, in the second half of fiscal 2017.

Pet collars

Revenue from pet collars increased 41.9% year over year to $10.7 million fiscal 2018 from $7.5 million in fiscal 2017. The increase in revenue was due to a 28.1% increase in sales volume during the twelve months ended June 30, 2018. The higher sales volume resulted from increased customer orders for the Company’s pet leash products during the year as more sales campaigns and promotional activities were conducted, and the Company’s brand name and image were broadened after becoming a public company. The average selling price for pet collars increased by 11.8% compared to the same period of last year. This was largely due to new product design and technology and material improvements, which led the Company to charge a higher selling price.

Revenue from pet collars increased 30.4% year over year to $5.2 million in the second half of fiscal 2018 from $4.0 million in the prior year period. The increase in revenue was due to a 5.8% increase in sales volume during the six months ended June 30, 2018. The average selling price for pet collars increased by 23% compared to the same period of last year. The Company increased the selling price on certain collars as some more expensive materials such as leather were used to fulfill certain customized sales orders instead of fabric or nylon. The Company’s increasing efforts in promoting Dogness-branded products have also increased average selling prices.

Pet leashes

Revenue from pet leashes increased 34.2% year over year to $7.1 million in fiscal 2018 from $5.3 million in the twelve months ended June 30, 2017. The revenue growth was mainly driven by a 16.1% increase in sales volume compared to the same period of the previous year due to increased customer orders for the Company’s pet leash products in 2018 resulting from more sales campaigns and promotional activities and as the Dogness brand name and image was broadened after the Company’s 2017 IPO. The Company’s average selling price on pet leashes increased by approximately 16.2% from $1.7 per unit in the six months ended June 30, 2017, to $2.0 per unit for twelve months ended June 30, 2018. The price increase was due to improvements in certain technical designs and functionality of the products’ components and parts as well as new materials that make the products more pet-friendly.

Revenue from pet leashes increased 13.0% year over year to $3.8 million in the second half of fiscal 2018 from $3.3 million in the prior year period. Sales volume decreased by 28.6% during the period compared to the same period of last year. During the six months ended June 30, 2018, due to the Company’s increased efforts and success in promoting its own brand and its patented and innovative technologies, the Company was able to charge a premium for its Dogness-branded products. The average selling price on pet leashes increased by approximately 58% from $1.58 per unit in the six months ended June 30, 2017, to $2.49 per unit for the six months ended June 30, 2018.

Cost of revenues

Cost of revenues increased 40.2% to $18.0 million in fiscal 2018 from $12.8 million in fiscal 2017, in line with revenue growth. As a percentage of revenues, the cost of revenues decreased to 59.7% from 60.6%. Due to continuous improvements in product quality and design, the Company was able to charge higher selling prices on its products. Accordingly, cost of goods sold as a percentage of revenue decreased slightly in fiscal 2018.

Cost of revenues increased 26.6% to $9.2 million in the second half of fiscal 2018 from $7.3 million in the prior year period. As a percentage of revenues, the cost of revenues increased to 60.0% from 59.3%. Due to improvements in the Company’s production efficiency and reductions in outsourced processing, the Company was able to reduce the Company’s production costs. Accordingly, the Company’s cost of goods sold as a percentage of revenue decreased in the current period.

Gross profit

Gross profit increased 45.6% during fiscal 2018 to $12.1 million from $8.3 million in fiscal 2017. Gross margin increased to 40.3% from 39.4% in the prior year period. The gross margin for the Company’s pet collars, pet harnesses, and pet leashes products increased compared to the same period of the previous year due to design improvements and better materials used, which enabled the Company to charge a higher unit selling price for its traditional pet leashes and pet collar products. In addition, sales volume increased in the other pet accessories and gift suspender product categories during the fiscal year.

Gross profit increased 22.8% during the second half of fiscal 2018 to $6.1 million from $5.0 million in the second half of fiscal 2017. Gross margin during the period was 40.0% compared to 40.7% in the prior year period. The gross margin for the Company’s pet collars, pet harnesses, and pet leashes products increased compared to the same period of the previous year due to improvements in the Company’s production efficiency and reduced outsourced processing charges, which resulted in lower unit costs for the six months ended June 30, 2018. Due to increased leather and other raw material costs, the gross margin for retractable dog leashes and other pet accessories decreased when compared to the same period of the previous year.

Selling expenses

Selling expenses increased to $1.7 million during fiscal 2018 from $0.8 million year over year. The increase in selling expense was primarily due to increased salary expenses, increased trade show participation, and related marketing expenses.

Selling expenses increased to $1.1 million during the second half of fiscal 2018 from $0.4 million year over year. The increase in selling expense was primarily due to increased participation in international trade shows and related marketing expenses, increased advertising expenses, and increased salary expenses for newly hired sales personnel in the U.S., and was offset by decreased vehicle usage expense during the period as compared to the same period of the previous year.

General and administrative expenses

General and administrative expenses increased to $3.9 million during fiscal 2018 from $1.5 million year over year. The higher general and administrative expense was primarily attributable to an increase in travel and related expenses for the Company’s public listing activities, consulting and other professional fees, and higher salary expenses.

General and administrative expenses increased to $2.4 million during the second half of fiscal 2018 from $0.8 million year over year. The higher general and administrative expense was primarily attributable to an increase in salary expense for newly hired management team members, an increase in depreciation expense. and an increase in expenses associated with becoming a publicly listed company in the United States.

Research and development expenses

Research and development expenses increased to $0.6 million in fiscal 2018 from $0.2 million year over year. The Company expects its research and development expenses to continue to increase as it continues to conduct research and development activities, especially in areas including materials technology, mobile technology, and product development.

Research and development expenses increased to $0.4 million in the second half of 2018 from $0.1 million year over year. The increase was due to the Company’s efforts to develop new smart products, to apply for new patents and trademarks, and to improve existing products in order to meet customer demand. The Company expects its research and development expenses to continue to increase as it continues to conduct research and development activities, especially in the areas of increasing the use of environmentally friendly materials, enhancing its Dogness mobile application, and developing more new products to meet customer demand.

Income from operations

Income from operations increased 2.6% to $6.0 million during fiscal 2018 from $5.8 million in fiscal 2017. Operating margin decreased to 19.8% from 27.4%.

During the second half of 2018, income from operations decreased 38.6% to $2.2 million from $3.6 million in the prior year period. Operating margin decreased to 14.6% from 29.7% in the prior year period.

Net income

Net income during the 2018 fiscal year was $4.6 million, a decrease of 6.5% from $4.9 million in fiscal 2017.

During the second half of 2018, net income decreased 43.5% to $1.7 million from $3.1 million, partially due to foreign exchange losses. Fully diluted net income per share decreased to $0.09 from $0.18 year over year. This decrease resulted from continued and growing research and development expenses, marketing expenses, and new expenses related to being a public company, coupled with the lead-time necessary for new smart product development and manufacturing using the proceeds from the IPO in December 2017. At the same time, the development of the new smart products moved at a faster pace than expected, and the Company was able to launch five new smart products and to begin recording sales of those products during last six months of fiscal 2018.

Cash and cash flow

As of June 30, 2018, the Company had cash and total working capital of $7.1 million and $37.4 million, respectively.

Net cash provided by operating activities was $3.5 million for the twelve months ended June 30, 2018, compared to $5.5 million for the twelve months ended June 30, 2017. The increase in operating cash flow was mainly due to increased accounts receivable from increased credit sales in fiscal 2018 and increased inventory in order to stockpile sufficient inventory to fulfill future sales orders and to meet increased sales trends. This was offset with an increase in accrued expenses and taxes payable in fiscal 2018.

Recent developments

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.8 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $6.8 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not yet made the payment of the registered capital. Intelligence will be the research and manufacturing facility for the Company’s fast growing intelligent pet products.

On July 20, 2018, the Company entered into an equity investment agreement with Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) to invest approximately $188,875 (RMB 1,250,000) to acquire 10% of the shares of Nanjing Rootaya for the purpose of sharing Rootaya’s related technology and patents and further developing new products and new technology in smart pet products together.

Business Outlook

For fiscal year 2019, the Company expects total revenues to grow approximately 10% to 20% and net income to grow approximately 10% to 20% compared to fiscal year 2018.

This forecast reflects the Company’s current and preliminary views, which are subject to change and is subject to risks and uncertainties, including, but not limited to, the risks and uncertainties identified in the Company’s public filings and forward looking statements.

About Dogness

Dogness (International) Corporation was born in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its products – traditional and smart collars and harnesses, traditional and retractable leashes, gift suspenders, and other accessories – Dogness makes pet ownership easier, more scientific, and more fun. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 100 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dognesspet.com

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning the Company’s future growth prospects are forward-looking statements regarding the Company’s future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Company’s ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, the Company’s ability to manage growth, the Company’s ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in the Company’s key focus areas, interaction between the Company’s smart products and the technology on which they rely and with which they interact, the Company’s ability to successfully complete and integrate potential acquisitions, and unauthorized use of the Company’s intellectual property and general economic conditions affecting the Company’s industry. Additional risks that could affect the Company’s future operating results are more fully described in the Company’s United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and the Company’s reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that the Company believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contacts:

ICR, Inc.

Rose Zu

Tel: +1-646-588-0383

Email: ir@dognesspet.com

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2018	June 30, 2017
ASSETS
CURRENT ASSETS
Cash	$ 7,085,235	$ 1,504,596
Short-term investments	28,233,035	-
Accounts receivable, net	5,641,501	4,001,156
Inventories, net	4,153,583	2,856,578
Prepayments and other current assets	1,105,783	307,133
Total current assets	46,219,137	8,669,463

Property, plant and equipment, net	20,950,685	8,753,040
Intangible assets, net	2,390,571	86,014
Deferred tax assets	22,297	9,543
TOTAL ASSETS	$ 69,582,690	$ 17,518,060

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$ 4,835,200	$ 5,871,973
Accounts payable	351,375	647,867
Due to related party	-	1,330,127
Advance from customers	240,216	425,283
Accrued liabilities and other payable	1,120,579	367,151
Taxes payable	2,295,788	1,518,518
Total current liabilities	8,843,158	10,160,919

Commitments

STOCKHOLDERS’ EQUITY

Common stock, $0.002 par value, 100,0000,000 shares authorized, 25,913,631 and 15,000,000 issued and outstanding at June 30, 2018 and June 30, 2017, respectively
Common stock A	33,689	11,862
Common stock B	18,138	18,138
Additional paid-in capital	52,144,891	1,625,306
Statutory reserves	164,367	67,151
Retained earnings	10,263,198	5,756,706
Accumulated other comprehensive loss	(1,884,751)	(122,022)
Total stockholders’ equity	60,739,532	7,357,141
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 69,582,690	$ 17,518,060

 DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2018	2017	2016

Revenues	$ 30,135,295	$21,172,091	$16,094,892
Cost of revenues	(18,000,708)	(12,837,219)	(10,536,158)
Gross Profit	12,134,587	8,334,872	5,558,734

Operating expenses:
Selling expenses	1,654,629	789,444	632,859
General and administrative expenses	3,958,355	1,527,563	1,088,731
Research and development expenses	580,379	208,447	193,786
Total operating expenses	6,193,363	2,525,454	1,915,376

Income from operations	5,941,224	5,809,418	3,643,358

Other income (expenses):
Interest expense, net	(23,961)	(332,249)	(355,252)
Foreign exchange transaction gain (loss)	(381,773)	320,566	772,561
Other income (loss), net	(6,410)	91,226	29,584
Total other income (expense)	(412,144)	79,543	446,893

Income before income taxes	5,529,080	5,888,961	4,090,251
Provision for income taxes	925,372	943,197	606,810
Net income	4,603,708	4,945,764	3,483,441

Other comprehensive income:
Foreign currency translation gain (loss)	(1,762,729)	142,519	(225,822)
Comprehensive income	$ 2,840,979	$ 5,088,283	$ 3,257,619

Earnings Per share
Basic	$ 0.22	$ 0.33	$ 0.23
Diluted	$ 0.22	$ 0.33	$ 0.23

Weighted Average Shares Outstanding
Basic	20,800,670	15,000,000	15,000,000
Diluted	20,809,950	15,000,000	15,000,000

Dividends declared per share	$ 0.00	$ 0.18	$ 0.00

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2018	2017	2016

Cash flows from operating activities:
Net income	$ 4,603,708	$ 4,945,764	$ 3,483,441
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,219,892	830,328	837,649
Loss on disposition of fixed assets	-	5,053	-
Share-based compensation for services	341,127	-	-
Changes in inventory reserve	(14,106)	(400,957)	443,390
Change in bad debt allowance	(5,356)	43,987	-
Deferred tax expenses (benefit)	(12,747)	53,398	(66,509)
Unrealized foreign exchange gain (loss)	(103,922)	(33,104)	(306,358)
Changes in operating assets and liabilities:
Accounts receivable	(1,462,024)	(743,349)	(588,364)
Inventories	(1,235,858)	(434,413)	438,741
Prepayments and other assets	(805,370)	(93,568)	134,808
Accounts payables	(317,716)	57,359	(803,387)
Accrued expenses and other liabilities	751,752	53,052	(231,878)
Advance from customers	(198,827)	353,134	(52,710)
Taxes payable	753,832	871,307	659,808
Net cash provided by operating activities	3,514,385	5,507,991	3,948,631

Cash flows from investing activities:
Additions to property, plant and equipment	(13,443,710)	(3,620,512)	(1,219,728)
Purchase of intangible assets	(2,079,731)	-	-
Short term investment	(28,737,530)	-	-
Net cash used in investing activities	(44,260,971)	(3,620,512)	(1,219,728)

Cash flows from financing activities:
Cash dividend paid	-	(2,725,883)	-
Net Proceeds from initial public offering	50,200,285	-	-
Changes in restricted cash	-	-	1,957,045
Proceeds from short-term bank loans	4,921,600	5,842,759	6,209,637
Repayment of short-term bank loans	(6,121,240)	(5,872,120)	(8,166,471)
Proceeds from (repayment of) related party loans	(1,387,864)	745,579	(1,642,312)
Net cash provided by (used in) financing activities	47,612,781	(2,009,665)	(1,642,101)

Effect of exchange rate changes on cash	(1,285,556)	242,547	19,805
Net increase in cash	5,580,639	120,361	1,106,607
Cash, beginning of year	1,504,596	1,384,235	277,628
Cash, end of year	$ 7,085,235	$ 1,504,596	$ 1,384,235

Supplemental disclosure information:
Cash paid for income tax	$ 34,393	$ -	$ 4,285
Cash paid for interest	$ 313,301	$ 357,326	$ 417,233
Supplemental non-cash activity:
Dividend declared and unpaid	$ -	$ 88,926	$ -